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                                                                  Exhibit (d)(2)

                      IXIS ASSET MANAGEMENT ADVISORS, L.P.
                               399 Boylston Street
                                Boston, MA 02116

July 1, 2005

IXIS Advisor Cash Management Trust
IXIS Cash Management Trust - Money Market Series
399 Boylston Street
Boston, MA 02116
Attn: Michael C. Kardok, Treasurer

Re: IXIS Cash Management Trust - Money Market Series Advisory Agreement Addendum

Dear Mr. Kardok:

The Advisory Agreement dated October 1, 2001 between IXIS Advisor Cash Management Trust (formerly, CDC Nvest Cash Management Trust) (the "Fund") with respect to its IXIS Cash Management Trust - Money Market Series (formerly, CDC Nvest Cash Management Trust - Money Market Series) (the "Series") and IXIS Asset Management Advisors, L.P. (formerly, CDC IXIS Asset Management Advisers, L.P.) (the "Manager") is hereby revised, effective July 1, 2005, to delete Section 7 and to replace it with the following:

        7. As full compensation for all services rendered, facilities furnished and expenses borne by the Manager hereunder, the Fund shall pay the Manager compensation in an amount equal to the annual rate of 0.35% of the first $250 million of the average daily net assets of the Series, 0.33% of the next $250 million of the average daily net assets of the Series, 0.31% of the next $500 million of the average daily net assets of the Series, 0.26% of the next $500 million of the average daily net assets of the Series, 0.25% of the next $500 million of the average daily net assets of the Series and 0.20% over $2 billion of such assets, respectively (or such lesser amount as the Manager may from time to time agree to receive) minus any fees payable by the Fund, with respect to the period in question, to any one or more Sub-Advisers pursuant to any Sub-Advisory Agreements in effect with respect to such period. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Fund may from time to time determine and specify in writing to the Manager. The Manager hereby acknowledges that the Fund's obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

IXIS Asset Management Advisors, L.P.
By: IXIS Asset Management Distribution Corporation, its general partner

By: /s/ JOHN T. HAILER
    -----------------------------------------
Name:  John T. Hailer
Title: President and Chief Executive Officer

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ACCEPTED AND AGREED TO:
IXIS Advisor Cash Management Trust, on behalf of
IXIS Cash Management Trust - Money Market Series

By: /s/ MICHAEL C. KARDOK
    -----------------------------------
       Michael C. Kardok
Title: Treasurer

Date:  July 1, 2005

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